SECURITIES AND EXCHANGE COMMISSION



04034346

450 Fifth St., NW.

Washington, D.C. 20549

(202) 942-2940

FORM 11-K



SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2004
WASH. D.C. 179 SECTION

(Mark One)

__X__ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003 or

______TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ______ to ______

Commission file number: 1-7221

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Motorola, Inc., 1303 E. Algonquin Road, Schaumburg, IL 60169



PROCESSED
JUL 02 2004
THOMSON FINANCIAL

The Annual Report contains 27 pages.
The Exhibit Index is located on Page 2.

Financial Statements, Signatures and Exhibits

The following financial statements, signatures and exhibits are part of this report.



Report of Independent Registered Public Accounting Firm

Profit Sharing Committee
Motorola, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Motorola, Inc. 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Motorola, Inc. 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4(i), schedule of assets held for investment purposes at end of year, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP

Phoenix, Arizona
June 16, 2004



MOTOROLA, INC. 401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
	(In thousands)	
Assets:		
Investments at fair value:		
U.S. Government and agencies securities	$ 172,416	241,479
Corporate bonds and debentures	206,328	233,866
Motorola, Inc. capital stock	697,067	474,520
Investments in registered investment companies	—	35,353
Investments in common/collective trusts	1,976,716	1,311,708
Short-term and other investments	—	5,155
Plan interest in master trusts	2,276,461	2,023,555
Participant loans	114,043	123,532
Total investments	5,443,031	4,449,168
Receivables:		
Rollover contributions	96	36
Employer contributions	7,153	8,086
Pending trade sales	22,826	1,124
Interest receivable	3,681	4,868
Dividends receivable	2,021	2,157
Asset transfer in transit	14,320	—
Total receivables	50,097	16,271
Total assets	5,493,128	4,465,439
Liabilities:		
Pending trade purchases	15,768	4,429
Other	774	199
Total liabilities	16,542	4,628
Net assets available for benefits	$ 5,476,586	4,460,811

See accompanying notes to financial statements.

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

		2003	2002
		(In thousands)	
Investment income (loss):			
Net appreciation (depreciation) in fair value of investments	$	663,162	(614,932)
Interest		29,271	35,090
Dividends		8,325	8,272
Plan interest in investment gain (loss) in master trusts		378,603	(256,612)
Total investment income (loss)		1,079,361	(828,182)
Contributions:			
Participants		263,719	282,380
Employer		88,218	100,797
Rollover		16,479	12,483
Total contributions		368,416	395,660
Deductions from net assets attributed to:			
Benefits paid to participants		426,323	713,413
Loan default distributions		8,904	15,820
Administrative and other expenses		6,715	7,774
Total deductions		441,942	737,007
Net increase (decrease) before transfers		1,005,835	(1,169,529)
Transfer of net assets relating to acquisitions and dispositions		9,940	1,330
Net increase (decrease)		1,015,775	(1,168,199)
Net assets available for benefits:			
Beginning of year		4,460,811	5,629,010
End of year	$	5,476,586	4,460,811

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Motorola, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Motorola, Inc. and certain subsidiaries (the Company) covering substantially all domestic employees. Employees become eligible to contribute to the Plan as of the third pay period after they begin work. Participants are eligible to receive Company contributions to their account on the first of the month following their first (or a subsequent) employment anniversary, after they have completed an anniversary year in which they worked at least 1,000 hours.

Effective June 16, 2003, Hewitt Associates purchased Northern Trust Retirement Consultants (NTRC). The NTRC recordkeeping platform was changed to the Hewitt platform.

During 2002, the Plan was amended to incorporate certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Effective October 1, 2002, the Plan was amended to convert a portion of the Plan to a stock bonus plan and nonleveraged employee stock ownership plan (ESOP). The ESOP portion of the Plan is designed to invest primarily in shares of the Company's common stock. The ESOP portion of the Plan is participant directed, which satisfies diversification requirements. Each participant is entitled to exercise voting rights attributable to the shares allocated to their account. and is notified by the Trustee prior to the time that such rights are to be exercised. Dividends paid on the Company's common stock are passed-through to the participants account and reinvested in Company common stock unless the participant has elected to receive cash dividends.

(b) Contributions

Effective April 1, 2002, participants may elect to contribute up to 30% of their pre-tax compensation, up to the annual deferral limit set by the Internal Revenue Code (IRC). Prior to April 1, 2002, participants could contribute up to 20% of their pre-tax compensation subject to IRC annual deferral limitations. The annual deferral limits as set by the IRC were $12,000 and $11,000 in 2003 and 2002, respectively.

Effective February 3, 2002, the Company made matching contributions to participants equal to $0.50 for each dollar of participant deferrals up to 6% of pre-tax compensation, not to exceed 3% of pre-tax compensation for the period. If during any Plan year beginning on or after January 1, 2002, the total matching contribution made on behalf of a participant during the Plan year does not equal the maximum amount of matching contribution required, and the participant satisfies certain specified requirements, the Company shall within 30 days after the Plan year-end, make a lump sum contribution to the participant's account equal to the difference between the required matching contribution and the amount actually made. Prior to 2002, participant deferrals up to 3% of compensation were matched by the Company on a dollar-for-dollar basis and participant deferrals between 3% and 6% of compensation were matched at fifty cents for each dollar deferred.

(Continued)

The Company may also make a profit sharing contribution to the Plan. The profit sharing contribution is 7.5% of pretax worldwide earnings (as defined), reduced by a formula which compares the compensation paid by participating companies to worldwide compensation. Total matching contributions made to all participants during the year are subtracted from the profit sharing formula amount to determine the profit sharing contribution for the year. There was no profit sharing contribution made for 2003 and 2002.

(c) Participant Accounts

Each participant's account is credited with the participant's elective deferrals, Company matching and profit sharing contributions, and investment earnings (losses), including administrative expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. For the years ended December 31, 2003 and 2002, all forfeiture amounts of $161,000 and $107,000, respectively, were used to offset company contributions.

(d) Vesting

Participants are fully vested in their elective deferrals and related earnings at all times. A participant who earns an hour of service on or after July 1, 2000 will be 100% vested in employer contributions and earnings thereon. For terminations prior to July 1, 2000, employer contributions vest as follows:

Years of service	Percentage
Before 3 years of service	50%
After 3 years of service	60%
After 4 years of service	80%
After 5 years of service	100%

Participants who terminated employment prior to July 1, 2000, but chose to leave their account balances in the Plan are subject to forfeit the unvested portion of employer contributions upon the earlier of their withdrawal from the Plan, or the five year anniversary of their employment termination. Terminated employees who have left their account balances in the Plan and are rehired by the Plan Sponsor within five years are not subject to forfeiture of their unvested employer contributions.

The participants become 100% vested in their account balances upon reaching normal retirement age, total and permanent disability, death, or Plan termination.

The portion of employer contribution not vested upon termination of employment are forfeited and are used to offset Company contributions.

(e) Benefits

At the option of the participant, distributions from the Plan may be made in the form of: (a) a lump-sum distribution with the option of receiving shares from the Motorola Stock Fund, shares of Motorola stock or cash, (b) annual distributions from the Plan (available only to retiring participants) or combinations thereof. Participants hired after January 1, 1996 may not elect the Annuity or Annual Distribution options. Partial distributions (with a minimum of $5,000) are made available to

(Continued)

participants, with no more than one distribution in any three-month period. Participants are not required to cash out their entire benefits at age 70 (although this requirement applies to beneficiaries). Additionally, in-service withdrawals are extended to participants who have attained age 59-1/2 for pretax, post-tax, and rollover contributions. Hardship withdrawal of rollover contributions is permitted.

Effective January 1, 2002, a participant who has attained the age of 70-1/2 and who is an employee of the Company may withdraw all or any portion of his/her account. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

Effective January 1, 2002, a participant who is an employee of the Company and who has made a rollover transfer into the Plan may withdraw all or any portion of his/her rollover transfer amounts at any time. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

(f) Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less their highest outstanding loan balance in the last 12 months or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund to the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable interest rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates are based on the prime rate (published in the Wall Street Journal) plus 0.5% unless the plan administrator determines the interest rate is not reasonable. Prior to July 16, 2003, interest rates included a 0.3% loan insurance fee. Principal and interest is paid ratably through payroll deductions. A $50 processing fee is charged for loans.

(g) Plan Termination

Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. It has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those net assets.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

(Continued)

(c) Investment Valuation and Income Recognition

Investments in common stock, corporate debt instruments, government securities, and mutual funds are stated at fair value as determined by quoted market prices in an active market. Investments in common/collection trust funds are stated at the established fair values of the underlying assets of the funds, which have been determined based on unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the funds' net asset at fair value by its units outstanding at the valuation dates. The fair value of the Plan's interest in the master trust is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

The resulting increase or decrease in investment values is recorded in net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for benefits.

Participant contributions and the related company matching contributions are recorded when participant contributions are deducted from their compensation. The purchases and sales of securities are recorded on a trade-date basis.

Loans to participants are valued at cost, which approximates fair value.

Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Administrative and Other Expenses

The expenses necessary to administer the Plan are paid out of Plan assets.

(e) Payment of Benefits

Benefits are recorded when paid.

(3) Party-in-Interest

Certain Plan investments are managed by Northern Trust. Northern Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of common stock of Motorola, Inc. Motorola, Inc. is the Plan Sponsor as defined by the Plan and, therefore, these transactions qualify as a party-in-interest. As of December 31, 2003 and 2002, the Plan held 49,542,776 and 54,857,839 shares of Motorola common stock, respectively. The Plan purchased 11,242,670 and 17,407,781 shares of Motorola common stock during the years ended December 31, 2003 and 2002, respectively. The Plan disposed of 15,254,352 and 11,719,703 shares of Motorola common stock during 2003 and 2002, respectively.

(Continued)

(4) Investments

At December 31, 2003, the fair value of individual investments which exceeded 5% of net assets available for benefits are as follows (in thousands):

MFB NTGI COLTV Daily S&P 500 Equity Index Fund	$	948,762

At December 31, 2002, the fair value of individual investments which exceeded 5% of net assets available for benefits are as follows (in thousands):

Motorola, Inc. common stock	$	474,520
MFB NTGI COLTV Daily S&P 500 Equity Index Fund		828,744

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

For the year ended December 31, 2003:

		Realized gain (loss)		Unrealized gain (loss)
		(In thousands)		
U.S. Government and agencies securities	$	(3,337)		(1,056)
Corporate bonds and debentures		(2,245)		(2,005)
Motorola, Inc. capital stock		23,881		254,154
Investments in registered investment companies		25,108		28,493
Investments in common/collective trusts		116,913		223,256
		160,320		502,842
Net appreciation in fair value of investments			$	663,162

For the year ended December 31, 2002:

		Realized gain (loss)	Unrealized gain (loss)
		(In thousands)	
U.S. Government and agencies securities	$	272	2,299
Corporate bonds and debentures		(2,857)	1,935
Motorola, Inc. capital stock		(13,480)	(304,715)
Investments in registered investment companies		(1,395)	(6,276)
Investments in common/collective trusts		(41,246)	(249,463)
Short-term and other investments		—	(6)
		(58,706)	(556,226)
Net depreciation in fair value of investments			$ (614,932)

(5) Interest in Master Trusts

During 2000, a master trust arrangement was established whereby certain of the Plan's investments are held in two master trust accounts at Northern Trust. The master trust accounts also include the investment assets of the Motorola, Inc. Pension Plan. Investment income and administrative expenses of the master trust accounts are allocated to the Plan and the pension plan based on the relative market values of each plan's net assets on a daily basis.

The fair value of the investments for the master trusts and the Plan's interest in the master trusts at December 31, 2003 and 2002 is summarized as follows (in thousands):

		2003	2002
Bond Pool Investments:			
Investments at fair value:			
U.S. Government and agencies securities	$	754,852	574,752
Corporate bonds and debentures		621,687	602,820
Investments in common/collective trusts		293,369	153,889
Investments in registered investment companies		—	128,060
Short-term and other investments		31,062	38,252
		1,700,970	1,497,773
Receivables:			
Pending trade sales and income receivable		11,570	17,318
Liabilities:			
Pending trade purchases and other liabilities		(129,387)	(75,719)
Net bond pool investments in master trust		1,583,153	1,439,372
Percentage allocated to the Plan – bond pool investments		55.348%	56.945%
Net Plan interest in master trust – bond pool investments		876,242	819,651
Stock Pool Investments:			
Investments at fair value:			
Common and preferred stock		2,979,794	2,532,751
Investments in common/collective trusts		691,831	484,859
Investments in registered investment companies		—	52,111
Short-term and other investments		16,255	5,721
		3,687,880	3,075,442
Receivables:			
Pending trade sales and income receivable		17,721	10,229
Liabilities:			
Pending trade purchases and other liabilities		(19,301)	(10,329)
Net stock pool investments in master trust		3,686,300	3,075,342
Percentage allocated to the Plan – stock pool investments		37.984%	39.147%
Net Plan interest in master trust – stock pool investments		1,400,219	1,203,904
Net Plan interest in master trusts	$	2,276,461	2,023,555

(Continued)

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003 and 2002

The net investment gain (loss) of the master trust for the year ended December 31, 2003 and 2002 is summarized as follows (in thousands):

		2003	2002
Net investment gain (loss):			
Bond Pool Investments:			
Net appreciation (depreciation) in fair value of investments:			
U.S. Government and agencies securities	$	(7,548)	40,289
Corporate bonds and debentures		6,539	9,917
Investments in common/collective trusts		6,994	9,848
Investments in registered investment companies		—	11,208
Short-term and other investments		182	1,040
		6,167	72,302
Interest and dividends		58,580	76,550
		64,747	148,852
Administrative expenses		(2,270)	(2,304)
		62,477	146,548
Weighted average percentage allocated to the Plan – bond pool investments		56.228%	57.136%
Plan interest in master trust investment gain – bond pool investments		35,130	83,732
Stock Pool Investments:			
Net appreciation (depreciation) in fair value of investments:			
Common and preferred stock		672,454	(796,220)
Investments in common/collective trusts		168,823	(110,499)
Investments in registered investment companies		—	832
Short-term and other investments		(830)	2,332
		840,447	(903,555)
Interest and dividends		51,311	48,538
		891,758	(855,017)
Administrative expenses		(9,246)	(9,440)
		882,512	(864,457)
Weighted average percentage allocated to the Plan – stock pool investments		38.920%	39.371%
Plan interest in master trust investment gain (loss) – stock pool investments		343,473	(340,344)
Net Plan interest in master trusts investment gain (loss)	$	378,603	(256,612)

(Continued)

(6) Federal Income Taxes

The Plan has received a favorable determination letter dated November 21, 2002 from the Internal Revenue Service regarding the Plan's Federal income tax status. The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The trust is exempt from Federal income taxes pursuant to the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Transfer of Assets Relating to Acquisitions and Dispositions

Effective February 20, 2002, assets totaling $1,329,739 were transferred into the Plan relating to the River Delta Networks, Inc. acquisition.

Effective January 13, 2003 and February 28, 2003, assets totaling $4,654,995 were transferred out of the Plan relating to the Motorola Employee Credit Union divestiture.

Effective February 28, 2003, assets totaling $146,216 were transferred into the Plan relating to the 4th Pass acquisition.

Effective June 6, 2003, assets totaling $2,585,249 were transferred out of the Plan relating to the ACS divestiture.

Effective December 11, 2003 assets totaling $2,713,751 were transferred into the Plan relating to the C-Port acquisition.

Effective January 2, 2004, assets totaling $14,320,261 were transferred into the Plan relating to the Next Level Communications acquisition.

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

	Year ended December 31	
	2003	2002
Benefits paid to participants per the financial statements	$ 426,323	713,413
Amounts allocated to withdrawing participants at December 31, 2003 and 2002, respectively	3,038	5,972
Amounts allocated to withdrawing participants at December 31, 2002 and 2001, respectively	(5,972)	—
Benefits paid to participants per the Form 5500	$ 423,389	719,385

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

		December 31	
		2003	2002
Net assets available for benefits per the financial statements	$	5,476,586	4,460,811
Amounts allocated to withdrawing participants at December 31, 2003 and 2002, respectively		(3,038)	(5,972)
Rounding		(1)	—
	$	5,473,547	4,454,839

The following is a reconciliation of other receivables per the financial statements to the Form 5500 (in thousands):

		December 31	
		2003	2002
Income receivable per the financial statements	$	5,702	7,025
Rollover receivable		96	36
Net pending trade purchases		7,058	(3,305)
Asset transfer in transit		14,320	—
Other receivable per the Form 5500	$	27,176	3,756

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2003

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity	(D) Historical Cost	(E) Current Value

U.S. Government Securities

United States - USD

FFCB BD DTD 01/15/2003 2.5 03-15-2006 CUSIP: 31331QRY5	1,500,000.000	1,496,670.000	1,511,122.500
FFCB BD 2.375 10-02-2006/10-01-2003 CUSIP: 31331TGN5	2,000,000.000	1,993,260.000	1,991,356.000
FFCB DTD 03-10-2003 2.25 09-01-2006 CUSIP: 31331QWK9	1,700,000.000	1,699,439.000	1,690,015.900
FHLB BD 1.875 06-15-2006 CUSIP: 31339XAZ7	1,000,000.000	1,005,937.500	990,645.000
FHLB CONS BD DTD 08/07/2000 6.875 08-15-2005 CUSIP: 3133MBY92	6,280,000.000	7,012,712.720	6,800,850.640
FHLB FHLB 3.875 12-15-2004 CUSIP: 3133MKGJ0	2,000,000.000	2,063,828.130	2,048,118.000
FHLB PREASSIGN 00283 2.5 12-15-2005 CUSIP: 3133MUMU6	2,000,000.000	2,022,850.000	2,022,810.000
FHLB PREASSIGN 00454 2.25 12-15-2005 CUSIP: 3133X2UX1	9,500,000.000	9,544,450.500	9,559,365.500
FHLB 1.625 04-15-2005 REG CUSIP: 3133MWXE6	0.000	0.000	0.000

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity	(D) Historical Cost	(E) Current Value
	U.S. Government Securities			
	United States - USD			
	FHLB 3.25 08-15-2005 CUSIP: 3133MQ3S1	6,500,000.000	6,665,761.470	6,660,017.000
	FHLB 3.375 06-15-2004 CUSIP: 3133MP4B9	7,125,000.000	7,224,779.600	7,196,385.360
	FHLMC DEB DTD 07/16/2001 5.5 07-15-2006 CUSIP: 3134A4GK4	750,000.000	828,786.000	808,086.000
	FHLMC DEB DTD 11/15/2001 3.25 11-15-2004 CUSIP: 3134A4LX0	3,750,000.000	3,699,169.920	3,812,970.000
	FHLMC DEB 2.125 11-15-2005 CUSIP: 3134A4UH5	4,000,000.000	4,005,061.690	4,017,632.000
	FHLMC DEB 3 07-15-2004 CUSIP: 3134A4PX6	1,000,000.000	1,020,468.750	1,009,590.000
	FHLMC DEB 4.25 06-15-2005 CUSIP: 3134A4PQ1	3,000,000.000	3,120,021.140	3,114,000.000
	FHLMC DTD 01/16/2001 5.25 01-15-2006 CUSIP: 3134A4CX0	10,000,000.000	10,747,734.380	10,637,170.000
	FHLMC FED HOME LN MTG CORP 3.5 DUE 07-29-2005 CUSIP: 312925ZT0	2,360,000.000	2,368,481.250	2,391,803.360
	FHLMC GOLD C00632 7 07-01-2028 CUSIP: 31292GVZ6	137,465.650	141,439.270	145,603.070
	FHLMC GOLD C00647 6.5 09-01-2028 CUSIP: 31292GWG7	215,255.600	219,594.360	225,720.470
	FHLMC GOLD G01449 7 07-01-2032 CUSIP: 31283HTE5	483,799.760	509,350.430	511,893.040
	FHLMC INT PMT ON DEB 2031 3.875 02-15-2005 CUSIP: 3134A4KQ6	3,500,000.000	3,649,817.500	3,595,074.000
	FHLMC MULTICLASS PREASSIGN 00851 3.5 05-15-2011 CUSIP: 31394M5L0	2,796,000.000	2,830,950.000	2,828,170.780
	FHLMC MULTICLASS SER 1673 CL G 6.0 MTG PARTN CTF DUE 02-1 CUSIP: 3133T3R91	2,385,597.500	2,481,207.770	2,402,158.320
	FHLMC NT 1.5 08-15-2005 CUSIP: 3134A4TX2	5,610,000.000	5,536,452.590	5,589,736.680
	FHLMC REMIC MANUFACTURED HSG SER I CL 1A10.15 PASS THRU CT CUSIP: 31339VAA6	1,048.970	1,053.660	1,051.470
	FNMA BENCHMARK NT 5.75 06-15-2005 CUSIP: 31359MDW0	0.000	0.000	0.000
	FNMA DTD 02/23/2001 5.5 02-15-2006 CUSIP: 31359MHB2	12,150,000.000	13,179,129.050	13,007,121.750
	FNMA FANNIE MAE 3 06-15-2004 CUSIP: 31359MNG4	4,000,000.000	4,059,688.000	4,033,324.000
	FNMA NOTES 2.25 05-15-2006 CUSIP: 31359MRL9	2,615,000.000	2,623,119.580	2,614,986.930
	FNMA NT 1.875 09-15-2005 CUSIP: 31359MTB9	6,560,000.000	6,534,911.740	6,575,520.960
	FNMA POOL # 555592 5.5 07-01-2033 BEO CUSIP: 31385XF93	2,650,002.180	2,689,338.150	2,685,854.060
	FNMA POOL # 649654 7 DUE 07-01-2032 REG CUSIP: 31390LWP7	660,000.270	697,331.540	698,876.930
	FNMA POOL # 681377 5 DUE 01-01-2018 REG CUSIP: 31391Y6N2	3,230,984.670	3,343,059.450	3,299,229.530
	FNMA PREASSIGN 00125 3.5 09-15-2004 CUSIP: 31359MKW2	3,375,000.000	3,475,153.940	3,427,920.000
	FNMA PREASSIGN 00309 2.625 11-15-2006 CUSIP: 31359MTN3	800,000.000	797,984.000	801,629.600
	FNMA PREASSIGN 00315 2 01-15-2006 CUSIP: 31359MTU7	4,960,000.000	4,955,854.900	4,959,970.240
	FNMA PREASSIGN 00647 3.25 01-29-2007/01-29-2 CUSIP: 3136F2J82	1,000,000.000	1,000,000.000	1,001,460.000
	FNMA REMIC SER 2003-57 CL KB 4.5 12-25-2012 CUSIP: 31393CJ79	294,999.990	309,392.770	301,181.710
	FNMA REMIC TR SER 1994-19 5.0 GTD MTG PASS THRU CTF DUE CUSIP: 31359GMH6	512,814.690	487,494.460	532,292.930

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A) (B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of shares, Interest Rate, or Maturity	(D) Historical Cost	(E) Current Value
U.S. Government Securities			
United States - USD			
FNMA REMIC TR 1993-M01 CL-A VAR RATE 04-25-2020 CUSIP: 31359DT37	10,721.420	11,310.440	10,424.190
FNMA 2.875 10-15-2005 REG CUSIP: 31359MPT4	5,500,000.000	5,590,863.910	5,601,733.500
FNMA 5 01-15-2007 CUSIP: 31359MLZ4	4,000,000.000	4,165,781.250	4,269,824.000
GNMA POOL # 780505 7.5 DUE 11-15-2007 REG CUSIP: 36225AR28	740,168.450	763,975.820	778,606.880
GNMA POOL # 780677 8 DUE 11-15-2017 REG CUSIP: 36225AXE5	384,988.800	405,351.110	423,990.860
US TREAS NTS BD 2.625 DUE 11-15-2006 REG CUSIP: 912828BP4	15,596,000.000	15,687,127.830	15,733,681.490
US TREAS NTS DTD 00008 3.25 DUE 08-15-2007 REG CUSIP: 912828AH3	150,000.000	154,453.130	153,005.850
US TREAS NTS DTD 02/18/2003 3 DUE 02-15-2008 REG CUSIP: 912828AT7	1,125,000.000	1,138,403.320	1,130,229.000
US TREAS NTS DTD 08/31/2003 2 DUE 08-31-2005 REG CUSIP: 912828BJ8	1,720,000.000	1,727,977.390	1,731,085.400
US TREAS NTS DTD 1.5 DUE 02-28-2005 REG CUSIP: 912828AV2	1,000,000.000	1,002,226.560	1,002,305.000
US TREAS NTS DTD 11/30/2002 2 DUE 11-30-2004 REG CUSIP: 912828AQ3	5,495,000.000	5,543,508.160	5,534,278.260
US TREAS NTS 4.625 DUE 05-15-2006 REG CUSIP: 9128276X5	1,900,000.000	2,035,003.910	2,013,703.600
US TREAS NTS 5.75 DUE 11-15-2005 BEO CUSIP: 9128276N7	2,540,000.000	2,740,249.220	2,727,126.880
US TREAS NTS 6.5 DUE 08-15-2005 REG CUSIP: 912827U83	3,250,000.000	3,578,739.160	3,506,191.000
Total United States - USD		**170,586,706.42**	**170,116,899.66**
Total U.S. Government Securities		**170,586,706.42**	**170,116,899.66**
Corporate Debt Instruments - Preferred			
United States - USD			
AL PWR CO AL PWR CO 2.8 DUE 12-01-2006/11-20-2 CUSIP: 010392EJ3	350,000.000	349,716.500	351,452.150
AL PWR CO SR NT DTD 11/04/1998 5.49 DUE 11-01-2005 BEO CUSIP: 010392DL9	2,020,000.000	2,149,359.800	2,141,292.920
ALLSTATE CORP 7.875 DUE 05-01-2005 BEO CUSIP: 020002AL5	3,100,000.000	3,462,138.000	3,344,345.100
AMERICREDIT AUTOMOBILE RECEIVABLES TR 2003-A-M CL A-2-A CUSIP: 03061NFZ7	1,185,597.230	1,185,454.960	1,186,531.480
AMERIQUEST MTG SECS INC 2003-6 CL AF-1 1.862 DUE 08-25-20 CUSIP: 03072SGJ8	993,700.830	993,699.840	993,982.050
AMERN EXPRESS CR A/C MASTER TR SER 2000-1 ABS CL A 7. CUSIP: 02582JAU4	250,000.000	274,365.230	265,641.500
AMERN GEN FIN CORP MEDIUM TERM SR NTS TRANCHE # TR 00392 CUSIP: 02635PSH7	1,500,000.000	1,494,600.000	1,509,598.500
AST BACKED NT CL A-4 3.61 DUE 12-18-2007BEO CUSIP: 43811NAD0	2,000,000.000	2,058,203.130	2,048,994.000
BK AMER CORP BK OF AMER CORP 5.25 DUE 02-01-2007 BEO CUSIP: 060505AL8	1,700,000.000	1,824,236.000	1,818,088.800
BK ONE CORP 7.625% SNR NTS 1/8/2005 USD CUSIP: 06423AAF0	500,000.000	563,955.000	544,199.500
BK 1 CORP BK 1 CORP NTS 6.5000000 20060201 20010130 CUSIP: 06423AAM5	4,000,000.000	4,338,587.500	4,341,944.000

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2003

Schedule H, Line 4(i)



Schedule of Assets Held for Investment Purposes at End of Year

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity	(D) Historical Cost	(E) Current Value
	Corporate Debt Instruments - Preferred			
	United States - USD			
	BK 1 ISSUANCE TR SER 2002-A2 CLASS-A2 4.16 DUE 01-15-200 CUSIP: 06423RAD8	2,500,000.000	2,620,117.190	2,580,520.000
	BMW VEH OWNER TR 2003-A AST BKD NT CL A-3 1.94 DUE 02-25 CUSIP: 055959AY6	2,725,000.000	2,724,621.940	2,731,646.280
	BOEING CAP CORP SR NT 7.1 DUE 09-27-2005BEO CUSIP: 097014AB0	500,000.000	542,700.000	540,744.500
	BP CAP MARKETS PLC 2.75 DUE 12-29-200 CUSIP: 05565QAK4	1,000,000.000	996,470.000	1,001,564.000
	BP CAP MKTS P L C NT 2.625 DUE 03-15-2007 BEO CUSIP: 05565QAH1	2,250,000.000	2,242,215.000	2,237,523.750
	BRIT TELECOMMUNICATIONS P L C NT STEP UP12-15-2005 CUSIP: 111021AC5	500,000.000	558,475.000	551,006.500
	CAP AUTO RECEIVABLES AST TR 2003-1 AST BACKED CTF CL A-2 CUSIP: 139732DL2	1,950,000.000	1,949,642.240	1,965,102.750
	CAP 1 MULTI-ASSET EXECUTION TR 2003-5 NTCL B 4.79 DUE 08-1 CUSIP: 14041NBA8	920,000.000	919,733.200	931,290.240
	CAP 1 PRIME AUTO RECEIVABLES TR SER 2003-1 CL A3 1.97 CUSIP: 14041PAC0	2,750,000.000	2,750,429.690	2,760,400.500
	CATERPILLAR FINL AST TR 2001-A AST BKD NT CL A-3 4.85 DUE CUSIP: 149114BF6	561,026.840	560,964.650	568,018.920
	CATERPILLAR FINL SVCS CORP MEDIUM TERM NTRANCHE # TR 0076 CUSIP: 14912LZ20	1,000,000.000	998,040.000	1,001,464.000
	CATERPILLAR FINL SVCS CORP NT 5.95 DUE 05-01-2006 BEO CUSIP: 14911RAD1	500,000.000	543,270.000	539,521.000
	CHASE FDG MTG LN 2003-3 AST BKD CTF CL IA-2 1.93 DUE 10-2 CUSIP: 161546FC5	1,500,000.000	1,499,989.800	1,490,983.500
	CHASE MANHATTAN AUTO OWNER TR 2002-A ASTBKD NT CL A-4 4.24 CUSIP: 161581CD3	2,100,000.000	2,192,203.130	2,171,450.400
	CIT GROUP INC 4.125 DUE 02-21-2006 BEO CUSIP: 125577AN6	500,000.000	516,245.000	517,404.000
	CIT HOME EQTY LN TR 2003-1 AST BKD CTF CL A-2 2.35 DUE 04 CUSIP: 12558MBG6	1,500,000.000	1,499,896.350	1,503,525.000
	CITIBANK CR CARD ISSUANCE TR SER 2000-A1CL A1 6.9 DUE 10-1 CUSIP: 17305EAE5	470,000.000	521,222.660	509,227.610
	CITIBANK CR CARD ISSUANCE TR SER 2002-A3CL A3 4.4 DUE 05-1 CUSIP: 17305EAY1	2,775,000.000	2,901,061.520	2,873,889.900
	CITIBANK CR CARD ISSUANCE TR 2003-A2 NT 2.7 DUE 01-15-2008 CUSIP: 17305EBH7	1,000,000.000	1,004,140.630	1,007,687.000
	CITIBANK CR CARD MASTER TR I 1999-7 PARTN CTF CL A 6.6 CUSIP: 17303CBW0	3,000,000.000	3,111,328.130	3,136,338.000
	CITICORP SUB 7.75 NT DUE 06-15-2006 REG CUSIP: 173034GM5	1,000,000.000	1,126,330.000	1,123,857.000
	CITIGROUP INC NT DTD 12/06/2000 6.75 DUE12-01-2005 BEO CUSIP: 172967BA8	500,000.000	544,625.000	543,193.000
	CMO 1ST UN NATL BK COML MTG TR 2002-C1 MTG PASSTHRU CTF C CUSIP: 33736XFS3	2,261,130.830	2,266,688.090	2,417,243.820
	COCA COLA ENTERPRISES INC NT 8 DUE 01-04-2005 BEO PUT CUSIP: 191219AS3	1,450,000.000	1,619,012.000	1,537,783.000
	COUNTRYWIDE HOME LNS INC MEDIUM TERM NTSTRANCHE #00291 CUSIP: 22237LNC2	1,200,000.000	1,228,860.000	1,233,428.400
	DAIMLERCHRYSLER AUTO TR 2001-D AST BKD NT CL A-4 3.78 DUE CUSIP: 23383VBJ8	700,000.000	724,609.380	716,856.000
	DAIMLERCHRYSLER AUTO TR 2002-A AST BKD NT CL A-4 4.49 DUE CUSIP: 23383VBM1	1,140,000.000	1,198,256.250	1,180,493.940
	DAIMLERCHRYSLER AUTO TR 2003-A A4 2.88 DUE 10-08-2009 BEO CUSIP: 23383VBZ2	1,000,000.000	1,011,640.630	1,006,298.000
	DAIMLERCHRYSLER AUTO TR 2003B AST BACKEDNT CL A-3 2.25 DUE CUSIP: 23383VCD0	825,000.000	824,856.620	826,804.690
	DIAGEO FIN NT 3 DUE 12-15-2006 BEO CUSIP: 25244SAA9	3,700,000.000	3,698,853.000	3,719,354.700
	DISCOVER CARD MASTER TR I SER 96-3 CR CARD PASSTHRU CTF CUSIP: 25466KAY5	1,545,000.000	1,693,826.950	1,661,982.770

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A)	(B) Identity of Issuer, Borrower Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity	(D) Historical Cost	(E) Current Value
	Corporate Debt Instruments - Preferred			
	United States - USD			
	DONALDSON LUFKIN & JENRETTE INC NEW 6.875 DUE 11-01-20 CUSIP: 257661AA6	500,000.000	549,410.000	542,759.500
	FLEET CR CARD MASTER TR II SER 2000-C CLA 7.02 DUE 02-15-2 CUSIP: 33901HAR4	2,500,000.000	2,768,847.660	2,702,980.000
	FLEETBOSTON FINL CORP 7.25 DUE 09-15-2005 BEO CUSIP: 339030AB4	1,800,000.000	1,966,382.000	1,957,339.800
	FORD CR AUTO OWNER TR 2003-A NT CL A-3A 2.2 DUE 07-17-2006 CUSIP: 34527RJJ3	2,405,000.000	2,404,726.070	2,420,514.660
	FRKLN RES INC NOTES 3.7 DUE 04-15-2008 BEO CUSIP: 354613AD3	1,000,000.000	999,450.000	994,574.000
	GANNETT CO INC NT 4.95 DUE 04-01-2005 BEO CUSIP: 364725AA9	3,000,000.000	2,994,630.000	3,119,256.000
	GEN ELEC CAP CORP MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR CUSIP: 36962GVM3	3,250,000.000	3,617,430.000	3,529,136.000
	GOLDMAN SACHS GROUP INC FOR FUTURE EQTY USE 38143U NT 7.62 CUSIP: 38141GAQ7	1,500,000.000	1,696,840.000	1,639,434.000
	GOLDMAN SACHS GROUP INC MEDIUM TERM NTS TRANCHE # TR 00195 CUSIP: 38141EJC4	1,000,000.000	999,460.000	1,004,649.000
	HARLEY-DAVIDSON MOTORCYCLE TR 2003-2 A1 1.34 1.34 DUE 01-1 CUSIP: 41283AAX7	701,858.190	701,856.500	701,853.280
	HARTFORD FINL SVCS GROUP INC NT 2.375 DUE 06-01-2006 BEO CUSIP: 416515AJ3	500,000.000	499,420.000	497,496.000
	HARTFORD FINL SVCS GROUP INC 7.75 DUE 06-15-2005 BEO CUSIP: 416515AD6	2,750,000.000	2,977,442.500	2,979,042.000
	HEWLETT PACKARD CO NT 7.15 DUE 06-15-2005/06-09-2 CUSIP: 428236AD5	500,000.000	544,040.000	537,562.000
	HONDA AUTO RECEIVABLES 2003-3 OWNER TR SER 2003-3 CL A3 2 CUSIP: 43812GAC6	1,500,000.000	1,499,812.350	1,502,502.000
	HSEHD FIN CORP MEDIUM TERM SR NTS BOOK ENTRY MTN 3.375 DU CUSIP: 44181KQ80	1,500,000.000	1,499,190.000	1,534,201.500
	HSEHD FIN CORP 5.875 DUE 09-25-2004 BEO CUSIP: 441812GB4	2,250,000.000	2,047,500.000	2,323,226.250
	HSEHD FIN CORP 6.5 DUE 01-24-2006 BEO CUSIP: 441812JT2	1,000,000.000	1,086,420.000	1,081,476.000
	IMC HOME EQTY LN TR SER 1998-3 PASSTHRU CTF CL A-8 6.34 DU CUSIP: 449670EQ7	587,549.760	616,628.820	606,843.720
	INTL LEASE FIN CORP NT DTD 07/20/2001 5.125 DUE 08-01-20 CUSIP: 459745EV3	2,500,000.000	2,522,675.000	2,550,717.500
	KEYSPAN CORP NT 7.25 DUE 11-15-2005 BEO CUSIP: 49337WAA8	1,121,000.000	1,240,840.290	1,221,527.920
	KFW INTL FIN INC GTD GLOBAL NT 4.75 DUE 01-24-2007 BEO CUSIP: 48245RAR5	2,100,000.000	2,229,198.000	2,252,760.300
	KOHLS CORP 6.7 DUE 02-01-2006 REG CUSIP: 500255AA2	2,320,000.000	2,528,800.000	2,524,187.840
	LEHMAN BROS HLDGS INC NT DTD 02/05/1999 6.625 DUE 02-05-20 CUSIP: 524908BY5	500,000.000	554,772.080	543,696.500
	MBNA CR CARD MASTER NT TR 2002-1 NT CL A4.95 DUE 06-15-200 CUSIP: 55264TAQ4	1,000,000.000	1,063,906.250	1,065,742.000
	MBNA MASTER CR CARD TR II MBNAM 2000-A AEXP MTY 2-15-05 D CUSIP: 55262TFA6	3,000,000.000	3,335,156.250	3,191,325.000
	MBNA MASTER CR CARD TR II SER 1995-C CL A 6.45 AST BACKED CUSIP: 55262TAN3	4,250,000.000	4,658,525.390	4,531,018.500
	MERRILL LYNCH & CO INC MEDIUM TERM NTS BOOK ENTRY TR # 00 CUSIP: 59018YDN8	500,000.000	547,020.000	539,073.500
	MERRILL LYNCH & CO INC 7 DUE 04-27-2008 REG CUSIP: 590188ES3	500,000.000	568,365.000	567,986.000
	METLIFE INC SR NT 5.25 DUE 12-01-2006 BEO CUSIP: 59156RAB4	2,000,000.000	2,137,960.000	2,134,850.000
	MORGAN STANLEY GLOBAL NTS 7.75 DUE 06-15-2005 BEO CUSIP: 617446DW6	2,500,000.000	2,791,370.000	2,713,512.500
	NAVISTAR FINL 2003-B OWNER TR AST BKD NTCL A-4 3.25 DUE 10 CUSIP: 63936XAD6	500,000.000	499,880.150	505,552.500

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A) (B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity	(D) Historical Cost	(E) Current Value
Corporate Debt Instruments - Preferred			
United States - USD			
NISSAN AUTO RECEIVABLES 2003-C OWNER TR NT CL A-3 2.23 DUE CUSIP: 65473HAC7	1,270,000.000	1,269,871.980	1,274,663.440
PHILLIPS PETE CO NT 8.5 DUE 05-25-2005 BEO CUSIP: 718507BP0	3,200,000.000	3,639,950.000	3,488,387.200
PSE&G TRANSITION FDG LLC 2001-1 TRANSITION BD CL A CUSIP: 69361YAC7	1,900,000.000	2,077,605.470	2,033,786.600
PVTPL CARNIVAL CORP GTD SR NT 144A 3.75 DUE 11-15-2007 BEO CUSIP: 143658AW2	675,000.000	672,630.750	676,206.230
PVTPL HANCOCK JOHN GLOBAL FDG II MTN TRANCHE # TR 00020 CUSIP: 41011WAV2	1,000,000.000	1,064,800.000	1,062,324.000
PVTPL PROTECTIVE LIFE U S FDG TR FDG AGMT BACKED5.875 0 CUSIP: 74367QAC8	1,300,000.000	1,404,598.000	1,412,754.200
RESDNTL AST SEC CORP MTG PA 2003-KS2 CTF CL A-I-2 2.15 CUSIP: 76110WQM1	1,500,000.000	1,499,934.300	1,498,683.000
S W AIRLS 2001-1 PASS THRU TRS 5.10000 00/00/00 05/01/06 CUSIP: 84474QAA1	1,721,469.650	1,721,469.650	1,794,750.890
SARA LEE CORP 1.95 DUE 06-15-2006 BEO CUSIP: 803111AN3	500,000.000	499,825.000	495,357.500
SAXON AST SECS TR SER 2003-1 CL AF-2 2.39 DUE 06-25-203 CUSIP: 805564MQ1	1,500,000.000	1,500,000.000	1,502,700.000
SOC NATL BK CLEV OH 7.25 DUE 06-01-2005 REG CUSIP: 833667AC2	1,000,000.000	1,075,570.000	1,072,919.000
SUNTRUST BK ATL GA MEDIUM TERM SR BK TR # SR 00003 2.5 DUE CUSIP: 86787EAC1	1,300,000.000	1,297,179.000	1,302,632.500
SYNOVUS FINL CORP SR NT DTD 12/15/2000 7.25 DUE 12-15-200 CUSIP: 87161CAB1	1,860,000.000	1,982,164.800	2,042,992.380
TARGET CORP 7.5 DUE 02-15-2005 BEO CUSIP: 87612EAA4	2,950,000.000	3,204,685.000	3,134,726.050
TOYOTA AUTO RECEIVABLES 2003-B OWNER TR SER 2003-B CL A4 2 CUSIP: 89232YAD0	1,600,000.000	1,599,742.990	1,605,164.800
TOYOTA AUTO RECEV SER 2001-C CL A4 4.72 DUE 09-15-2008 BEO CUSIP: 89232VAD6	1,400,000.000	1,457,859.370	1,433,572.000
UNILEVER CAP CORP NT 6.875 DUE 11-01-2005 BEO CUSIP: 904764AF4	500,000.000	505,478.600	542,184.500
UNITEDHEALTH GROUP INC SR NT 3.3 DUE 01-30-2008/12-03-2 CUSIP: 91324PAF9	1,000,000.000	998,090.000	995,402.000
UNITEDHEALTH GROUP INC 7.5 DUE 11-15-2005 BEO CUSIP: 91324PAA0	3,050,000.000	3,335,726.500	3,348,347.950
VERIZON GLOBAL FDG CORP NT 6.75 DUE 12-01-2005 BEO CUSIP: 92344GAK2	500,000.000	551,795.000	542,535.000
VERIZON GLOBAL FDG CORP VERIZON GLOBAL FDG CORP 6.125 DUE CUSIP: 92344GAR7	1,100,000.000	1,198,219.000	1,203,779.500
VIACOM INC 7.75 DUE 06-01-2005 REG CUSIP: 925524AD2	2,600,000.000	2,807,766.000	2,811,299.400
VODAFONE AIRTOUCH PLC FORMERLY VODAFONE GRP PLC 6/28/1999 CUSIP: 92857TAF4	2,500,000.000	2,758,500.000	2,665,185.000
VOLKSWAGEN AUTO LN ENHANCED TR SER 2003-1 CL A3 1.49 CUSIP: 92866XAC1	2,500,000.000	2,492,382.810	2,483,212.500
WA MUT FIN CORP SR NT DTD 05/24/2001 6.25 DUE 05-15-200 CUSIP: 939333AB6	2,490,000.000	2,686,461.000	2,705,753.520
WAL-MART STORES INC NT DTD 10/14/1993 5.875 DUE 10-15-20 CUSIP: 931142AT0	500,000.000	550,175.000	534,718.000
WELLS FARGO & CO NEW GLOBAL NT DTD 08/24/2000 7.25 DU CUSIP: 949746CC3	500,000.000	562,260.000	543,149.000
WELLS FARGO & CO NEW NT 6.625 DUE 07-15-2004 BEO CUSIP: 949746AA9	1,000,000.000	1,034,456.670	1,027,558.000
1ST UN CORP NT 7.55 DUE 08-18-2005 BEO CUSIP: 337358DQ5	3,000,000.000	3,345,685.000	3,270,414.000
Total United States - USD		**168,227,476.21**	**167,654,627.10**
Total Corporate Debt Instruments - Preferred		**168,227,476.21**	**167,654,627.10**

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A) (B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity	(D) Historical Cost	(E) Current Value
Corporate Debt Instruments - Other			
United States - USD			
AMERN ELEC PWR INC SR NT SER A 6.125 DUE05-15-2006 BEO CUSIP: 025537AA9	500,000.000	497,033.440	538,793.500
AMERN GEN FIN CORP MEDIUM TERM SR NTS TRANCHE # TR 00367 CUSIP: 02635PRG0	500,000.000	549,720.000	539,564.500
AMSOUTH BK BIRMINGHAM ALA MEDIUM TERM BKTRANCHE # TR 000 CUSIP: 03216PAC2	1,500,000.000	1,500,690.000	1,504,947.000
AOL TIME WARNER INC 6.125 DUE 04-15-2006/04-19-2 CUSIP: 00184AAA3	500,000.000	541,265.000	538,263.500
BAYERISCHE LANDESBANK GIROZENTRALE N Y BMTN 2.6 DUE 10-16 CUSIP: 0727G0AV2	750,000.000	749,917.500	752,564.250
BEAR STEARNS COS INC SR NT DTD 07/15/1998 6.25 DU CUSIP: 073902BK3	3,000,000.000	3,269,640.000	3,199,035.000
BURL NORTHN SANTA FE CORP NT 6.375 DUE 12-15-2005 REG CUSIP: 12189TAC8	500,000.000	549,690.000	539,721.000
CLEAR CHANNEL COMMUNICATIONS INC 3.125 DUE 02-01-2007 BEO CUSIP: 184502AT9	1,050,000.000	1,048,677.000	1,052,581.950
CONAGRA INC NT 7.5 DUE 09-15-2005 BEO CUSIP: 205887AV4	500,000.000	552,215.000	543,227.500
DAIMLERCHRYSLER N AMER HLDG CORP NT DTD 05/15/2001 6.4 DUE CUSIP: 233835AS6	1,700,000.000	1,831,880.000	1,821,391.900
DEUTSCHE TELEKOM INTL FIN B V GTD NT DUE06-15-2005 BEO CUSIP: 25156PAA1	500,000.000	529,200.000	542,377.500
DEVON ENERGY CORP NEW SR NT 2.75 DUE 08-01-2006/08-04-2 CUSIP: 25179MAF0	2,500,000.000	2,498,875.000	2,501,162.500
DISNEY WALT CO GCB WALT DISNEY CO 6.75 DUE 03-30-2006 BEO CUSIP: 254687AM8	250,000.000	274,330.000	271,911.500
DOMINION RES INC VA NEW 7.625 DUE 07-15-2005/07-14-2 CUSIP: 25746UAB5	500,000.000	551,745.000	540,133.500
FORD MTR CR CO GLOBAL LANDMARK SECS-GLOBLS 6.875 CUSIP: 345397TR4	2,000,000.000	2,012,462.220	2,134,616.000
FORD MTR CR CO NT 7.6 DUE 08-01-2005 BEO CUSIP: 345397SU8	500,000.000	532,455.000	534,407.000
FRANCE TELECOM SA NT STEP UP 03-01-2006 02-28-2006 CUSIP: 35177PAJ6	500,000.000	560,070.000	558,497.500
GEN MLS INC GEN MLS INC 2.625 DUE 10-24-2006 BEO CUSIP: 370334AX2	500,000.000	499,005.000	497,256.500
GEN MTRS ACCEP CORP NOTES 7.5 DUE 07-15-2005 BEO CUSIP: 370425RS1	500,000.000	540,635.000	537,353.000
GEN MTRS ACCEP CORP NT DTD 01/14/2001 6.75 DUE 01-15-200 CUSIP: 370425RT9	2,400,000.000	2,532,072.000	2,576,517.600
HBOS PLC MEDIUM TERM SR NTS BOOK ENTRY 1TRANCHE # SR 0001 CUSIP: 4041A0AP3	1,000,000.000	999,770.000	1,008,036.000
HUNTINGTON NATL BK COLBS OH MEDIUM TRANCHE # TR 00129 CUSIP: 44643QFJ7	1,300,000.000	1,297,751.000	1,309,092.200
J P MORGAN CHASE & CO SR NT 3.125 DUE 12-11-2006 REG CUSIP: 46625HBD1	1,330,000.000	1,329,281.800	1,340,822.210
KRAFT FOODS INC GLOBAL NT DTD 11/02/20014.625 DUE 11-01-20 CUSIP: 50075NAA2	1,500,000.000	1,543,155.000	1,565,292.000
MEADWESTVACO CORP 2.75DUE 12-01-2005 CUSIP: 583334AC1	980,000.000	979,676.600	971,717.040
MERRILL LYNCH & CO INC MEDIUM TERM NTS BOOK ENTRY MTN 3.3 CUSIP: 59018YRX1	2,000,000.000	1,999,180.000	2,025,836.000
PETROLEOS MEXICANOS GTD NT 6.5 DUE 02-01-2005 BEO CUSIP: 71654QAT9	750,000.000	795,937.500	784,687.500
PROGRESS ENERGY INC SR NT 6.75 DUE 03-01-2006 BEO CUSIP: 743263AC9	975,000.000	1,058,518.500	1,057,043.330
SPRINT CAP CORP NT 7.125 DUE 01-30-2006 BEO CUSIP: 852060AH5	600,000.000	643,650.000	649,120.800
TELE-COMMUN INC 7.25 NTS DUE 8-1-2005 REG CUSIP: 879240AW9	500,000.000	534,625.000	538,203.500
TEXTRON FINL CORP MEDIUM TERM NTS BOOK ENTRY NT 2.75 DUE CUSIP: 88319QF73	775,000.000	772,140.250	773,399.630

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2003

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity	(D) Historical Cost	(E) Current Value
	Corporate Debt Instruments - Other			
	United States - USD			
	ANDERBILT MTG&FIN INC 2000D MFD SR/SUB PASSTHRU CTF CL A- CUSIP: 921796KM9	771,509.320	792,243.640	800,241.870
	'A MUT INC NT 2.4 DUE 11-03-2005 REG CUSIP: 939322AK9	1,000,000.000	999,070.000	1,002,534.000
	'EYERHAEUSER CO NT 5.5 DUE 03-15-2005 BEO CUSIP: 962166BK9	3,000,000.000	2,995,890.000	3,123,168.000
	otal United States - USD		**38,362,466.45**	**38,673,516.78**
	otal Corporate Debt Instruments - Other		**38,362,466.45**	**38,673,516.78**
	Corporate Stock - Common			
	United States - USD			
*	OTOROLA INC COM CUSIP: 620076109	49,542,776.000	725,884,892.280	697,066,858.320
	otal United States - USD		**725,884,892.28**	**697,066,858.32**
	otal Corporate Stock - Common		**725,884,892.28**	**697,066,858.32**
	Participant Loans			
	United States - USD			
*	&&MOTOROLA LOAN ASSET CUSIP: 000101469	114,043,574.360	114,043,574.360	114,043,574.360
	otal United States - USD		114,043,574.360	114,043,574.360
	otal Participant Loans		114,043,574.360	114,043,574.360
	Value of Interest in Common/Collective Trusts			
	United States - USD			
	OLTV SHORT TERM INVT FD CUSIP: 195998AC3	84,199,765.550	84,199,765.550	84,199,765.550
	IFB NTGI COLTV DAILY S&P MIDCAP 400 EQTYINDEX FD - LENDING CUSIP: 194992715	17,340,965.590	282,128,643.190	332,981,221.260
	IFB NTGI-QM COLTV DAILY AGGREGATE BD INDEX FD-LNDG CUSIP: 658991559	575,330.740	172,882,032.870	175,148,512.510
	IFB NTGI-QM COLTV DAILY EAFE INDEX FD LENDING CUSIP: 658991450	397,024.760	81,352,001.790	93,446,923.710
	IFB NTGI-QM COLTV DAILY S&P 500 EQTY INDEX FD-LENDING CUSIP: 658991294	381,996.020	952,122,433.620	1,088,046,139.690
	otal United States - USD		**1,572,684,877.02**	**1,773,822,562.72**
	otal Value of Interest in Common/Collective Trusts		**1,572,684,877.02**	**1,773,822,562.72**

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2003

Schedule H, Line 4(i)

◆ Schedule of Assets Held for Investment Purposes at End of Year

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity	(D) Historical Cost	(E) Current Value
	Value of Interest in Master Trusts			
	United States - USD			
	MFO MOTOROLA BD POOL UNITS CUSIP: 62008A984	64,210,346.460	715,489,974.000	876,242,062.450
	MFO MOTOROLA STK POOL UNITS CUSIP: 62008A992	168,571,004.200	1,470,253,003.040	1,400,218,526.430
	Total United States - USD		**2,185,742,977.04**	**2,276,460,588.88**
	Total Value of Interest in Master Trusts		**2,185,742,977.04**	**2,276,460,588.88**
	Value of Interest in Registered Investment Companies			
	United States - USD			
	MFB NTGI-QM COLTV DAILY RUSSELL 2000 EQTY INDEX FD-LEND CUSIP: 658991377	321,984.660	174,401,019.820	202,892,837.780
	Total United States - USD		**174,401,019.82**	**202,892,837.78**
	Total Value of Interest in Registered Investment Com		**174,401,019.82**	**202,892,837.78**
	Other			
	United States - USD			
	EUROPEAN INVT BK SR NT 4 DUE 08-30-2005 BEO CUSIP: 298785CR5	1,250,000.000	1,300,662.500	1,300,477.500
	ONT PROV CDA GLOBAL 2.6500000 20061215 20031126 2.65 DUE CUSIP: 683234UB2	1,000,000.000	999,090.000	999,007.000
	Total United States - USD		**2,299,752.50**	**2,299,484.50**
	Total Other		**2,299,752.50**	**2,299,484.50**
	Payable Other			
	United States - USD			
	B&&INVESTMENT MANAGEMENT EXPENSE ACCRUAL CUSIP: 999899537	0.000	0.000	0.000
	ADMINISTRATOR FEE CUSIP: 999899610	10.000	0.000	0.000
	CUSTODIAN FEE CUSIP: 231868993	2.000	0.000	0.000
	FEE FOR SECURITIES LENDING ACTIVITY FOR CUSIP: 999766066	4.000	0.000	0.000
	MISCELLANEOUS VALUATION EXPENSE ACCRUAL CUSIP: 999899552	10.000	0.000	0.000
	RECORDKEEPING EXPENSE ACCRUAL CUSIP: 999899529	10.000	0.000	0.000
	TRUSTEE/CUSTODY EXPENSE ACCRUAL CUSIP: 999899511	9.000	0.000	0.000

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2003

Schedule H, Line 4(i)

◆ 'chedule of Assets Held for Investment Purposes at End of Year

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity	(D) Historical Cost	(E) Current Value
	'ayable Other			
	'nited States - USD			
	RAP FEE CUSIP: 982993990	1.000	0.000	0.000
	›tal United States - USD		**0.00**	**0.00**
	›tal Payable Other		**0.00**	**0.00**
	›tal		5,152,233,703.54	5,443,030,911.54

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Committee of the Motorola, Inc. 401(k) Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MOTOROLA, INC. 401(k) PROFIT
SHARING PLAN

Date: June 25, 2004

By: [signature]
Garth L. Milne
Senior Vice President and Treasurer,
Motorola, Inc. and a management member of the Profit Sharing Committee of the Motorola, Inc. 401(k) Profit Sharing Plan



Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Motorola, Inc.:

We consent to incorporation by reference in the Registration Statement No. 33-58714 on Form S-8 of Motorola, Inc. of our report dated June 16, 2004, relating to the statements of net assets available for benefits of the Motorola, Inc. 401(k) Profit Sharing Plan as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended and related supplemental schedule, which report appears in the December 31, 2003 annual report on Form 11-K of the Motorola, Inc. 401(k) Profit Sharing Plan.

KPMG LLP

Phoenix, Arizona
June 25, 2004

